

Stop 7010

May 1, 2006

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

> **Re:** **Juniper Group, Inc.**
> **Definitive Information Statement on Schedule 14C**
> **Filed April 28, 2006**
> **File No. 000-19170**

Dear Mr. Hreljanovic:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment one of our letter dated April 5, 2006. Please be advised that note A to Schedule 14A requires that where an item to be acted upon involves other matters with respect to which information is called for by the schedule, that information must also be included in the proxy or information statement. Because some of the common shares you are authorizing are intended to be issued upon conversion of your callable secured convertible notes and warrants, the authorization of the common stock also involves the issuance of those notes and warrants. Applying the disclosure requirements of Items 11 and 13 of Schedule 14A to the issuance of those securities, we believe that you may not omit financial statements under Instruction 1 to Item 13. Please revise to include this information, or if you meet the delivery, information and other requirements of Items 13(b)(2) and 13(c), you may incorporate the information by reference.

2. We read your responses to comments two and four of our letter dated April 5, 2006 and we reissue these comments, as it does not appear that you made the requested revisions to your information statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Hank Gracin
        Lehman & Eilen LLP
        20283 State Road 7, Suite 300
        Boca Raton, FL 33498